EXHIBIT 18


March 9, 2007


Air Methods Corporation
Englewood, CO

Ladies and Gentlemen:

We have audited the 2006 consolidated balance sheets of Air Methods Corporation (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and have reported thereon under date of March 9, 2007. The aforementioned consolidated financial statements and our audit reports thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2006. As stated in Note 2 to those consolidated financial statements, the Company changed its method of accounting for revenue and estimated uncompensated care to report revenue exclusive of estimated uncompensated care in the consolidated statements of operations and states that the newly adopted accounting principle is a preferable interpretation of the AICPA Guide, Accounting for Health Care Organizations in the circumstances because revenue recognized will be more consistent with the criteria for revenue recognition pursuant to SEC Staff
Accounting Bulletin No. 104, Revenue Recognition. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for the purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG LLP